Exhibit 99.7

F3 and SKRR Commence Drilling to Test Conductors on Clearwater West

Kelowna, British Columbia--(Newsfile Corp. - July 22, 2024) - F3 Uranium Corp. (TSXV: FUU) (OTCQB: FUUFF) (“F3” or the “Company”) is pleased to announce that summer drilling has commenced to test conductors on the Clearwater West property which is located 13km to the south of Fission Uranium’s Triple R uranium deposit (see F3 news release dated June 18, 2024).

SKRR Exploration Inc. (TSXV: SKRR) has an option to acquire up to a 70% interest in the Clearwater West Property (see F3 news release dated May 26, 2023, and SKRR news release dated Jan 22, 2023) by making cash payments and issuing shares to F3 and funding exploration work, with F3 serving as the operator during the earn-in period.

Clearwater West is an early-stage exploration project prospective for uranium mineralization. The uranium mineralization model for the Clearwater West property is basement hosted and structurally controlled Athabasca Basin unconformity related deposits.

Summary of the Clearwater West Property:

The Clearwater West Project is located ~20 km outside the edge and in the south-west area of the Athabasca Basin, which is poised to become the next area for the development of major uranium mines in Saskatchewan. It is 13 km south of Fission Uranium’s Triple R deposit, located 7 km outside the basin edge on its PLS Property, where a Feasibility Study was recently completed, and 17 km south of NexGen’s Arrow deposit. The Clearwater West property is comprised of 3 contiguous mineral claims totaling 11,786 hectares which are immediately south and adjacent to Fission Uranium’s PLS property.

Basement hosted Athabasca unconformity related deposits often feature unique characteristics that can be identified by various geophysical surveys. A VTEM survey flown over the property in early 2014 defined electromagnetic (EM) conductors, some of which are interpreted to be possible extensions of the EM conductors identified on the PLS property immediately to the north.

F3’s experienced and successful management and technical team, with a track record of three major high-grade uranium discoveries in the Athabasca Basin region since 2010 (Waterbury Lake project J Zone, PLS Triple R deposit and most recently the PLN JR Zone) will operate and manage Clearwater West. F3 currently holds a 100% interest in Clearwater West.

Qualified Person:

The technical content of this news release has been prepared in accordance with the Canadian regulatory requirements set out in National Instrument 43-101 and approved on behalf of the company by Raymond Ashley, P.Geo., President & COO of F3 Uranium Corp., a Qualified Person. Mr. Ashley has verified the data disclosed. The information provides an indication of the exploration potential of the company’s properties but may not be representative of expected results.

About F3 Uranium Corp:

F3 is a uranium project generator and exploration company, focusing on projects in the Athabasca Basin, home of some of the world’s largest high grade uranium discoveries. F3 currently has 20 projects in the Athabasca Basin. Several of F3’s projects are located near large uranium discoveries including Triple R, Arrow and Hurricane.

Contact Information

F3 Uranium Corp.

750-1620 Dickson Avenue

Kelowna, BC V1Y9Y2

Investor Relations

Telephone: 778 484 8030

Email: ir@f3uranium.com

ON BEHALF OF THE BOARD

“Dev Randhawa”

Dev Randhawa, CEO

The TSX Venture Exchange has not reviewed, approved or disapproved the contents of this press release, and does not accept responsibility for the adequacy or accuracy of this release.

Forward Looking Statements

This news release contains certain forward-looking statements within the meaning of applicable securities laws. All statements that are not historical facts, including without limitation, statements regarding future estimates, plans, programs, forecasts, projections, objectives, assumptions, expectations or beliefs of future performance, including statements regarding the suitability of the Properties for mining exploration, future payments, issuance of shares and work commitment funds, entry into of a definitive option agreement respecting the Properties, are “forward-looking statements.” These forward-looking statements reflect the expectations or beliefs of management of the Company based on information currently available to it. Forward-looking statements are subject to a number of risks and uncertainties, including those detailed from time to time in filings made by the Company with securities regulatory authorities, which may cause actual outcomes to differ materially from those discussed in the forward-looking statements. These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements. The forward-looking statements and information contained in this news release are made as of the date hereof and the Company undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.

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